Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Extension of Nasdaq Minimum Bid Price Compliance Period

April 23, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has received written notification from The Nasdaq Stock Market (“Nasdaq”) dated April 17, 2020, granting an extension to the grace period for regaining compliance with the minimum $1.00 per share bid price requirement from July 13, 2020 to September 25, 2020. The above extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S financial markets.
The Company intends to monitor the closing bid price of its common stock between now and September 25, 2020 and is considering its options, in order to regain compliance with the Nasdaq bid price requirement. This deficiency can be cured, if the closing bid price of its common stock is $1.00 per share or higher for a minimum of ten consecutive business days during the grace period.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com